SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16

Of The Securities Exchange Act Of 1934

For the month of June, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A. Publicly-Traded Company CNPJ nº 33.256.439/0001-39 NIRE 35.300.109.724

Market Announcement

São Paulo, June, 22, 2017 – Ultrapar Participações S.A., in addition to the Market Announcements released on December 12, 2016 and May 17, 2017 and to the Material Notice released on February 1, 2017, all related to the analysis, by the Administrative Council for Economic Defense – CADE, of the acquisition of Alesat Combustíveis S.A. by Ipiranga Produtos de Petróleo S.A., hereby informs that, despite the automatic inclusion of the case into the judgment session to be held on June 28, 2017, pursuant to article 173, paragraph 1, of Internal Regulation of CADE, on June 21, 2017, the Reporting Commissioner issued an order extending the term for analysis for further thirty (30) days, pursuant to article 88, paragraph 9, II, of Law 12,529/2011, and removing the case from the agenda. According to the order, which shall be confirmed during the judgment session to be held on June 28, 2017, the transaction shall be settled by CADE until August 16, 2017.

The Tribunal of CADE is not obliged to use the entire legal extension for analysis and may issue its decision before the date mentioned above.

Ultrapar will maintain its shareholders and the market informed of further developments related to the present matter.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2017

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias

Name:	Andre Pires de Oliveira Dias

Title:	Chief Financial and Investor Relations Officer

(Market Announcement)